UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

160 Robinson Road, 12F, SBF Center

Singapore 068914

T: 347-556-4747

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On June 28, 2026, Bit Origin Ltd (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the buyer mentioned in the schedule thereto (the “Buyer”), pursuant to which the Company agreed to sell (the “Offering”) an aggregate principal amount of up to $10,000,000 in Senior Convertible Notes, convertible into Class A ordinary shares of the Company, par value $0.00006 per share (“Common Shares”). The Purchase Agreement contains representations and warranties of the Company and the Buyer which are typical for transactions of this type. In addition, the Purchase Agreement contains customary covenants on the Company’s part that are typical for transactions of this type, as well as the following additional covenants.

The Purchase Agreement also obligates the Company to indemnify the Buyer for certain losses including those resulting from (i) any misrepresentation or breach of any representation or warranty made by the Company or any subsidiary in any of the Transaction Documents (as defined in the Purchase Agreement), (ii) any breach of any covenant, agreement or obligation of the Company or any subsidiary contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any subsidiary) or which otherwise involves such indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the securities, (C) any disclosure properly made by such Buyer, or (D) the status of such Buyer or holder of the securities either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief).

Senior Convertible Note

Pursuant to the Purchase Agreement, the Company and the Buyer expect to consummate the initial closing thereunder on June 29, 2026, at which time the Company will issue to the Buyer a Senior Convertible Note (the “Convertible Note”) in the principal amount of Two Million Dollars ($2,000,000) maturing on June 29, 2030, with a conversion price of $1.63, subject to adjustment as provided therein.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Convertible Note also contains certain negative covenants, including prohibitions on the incurrence of indebtedness, liens, restrictions on redemption and cash dividends, restrictions on the transfer of assets and changes in the nature of business. The Convertible Note also contains standard and customary events of default including, but not limited to, failure to make payments when due, failure to observe or perform covenants or agreements contained in the Convertible Note, existence of a default or event of default under any of the Transaction Documents, the bankruptcy or insolvency of the Company or any of its subsidiaries and unsatisfied judgments against the Company.

The foregoing summary of the Purchase Agreement and the Convertible Note does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement and the Convertible Note, the forms of which are filed with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 10.1 and 10.2 respectively, and are incorporated herein by reference.

Unregistered Sales of Equity Securities.

The Convertible Note and the Common Shares issuable upon conversion of the Convertible Note have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and were issued and sold in a private placement in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Buyer acquired the securities for investment and acknowledged that it is an accredited investor as defined by Rule 501 under the Securities Act. No registration rights have been granted in connection with the Offering. The Convertible Note and Common Shares may not be offered or sold in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

This Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Securities Purchase Agreement between Bit Origin Ltd. and Buyer, dated June 28, 2026
10.2	Form of Senior Convertible Note

* The schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the Securities and Exchange Commission a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT ORIGIN LTD.

Date: June 29, 2026	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board